Exhibit 99.1

Silvercorp Metals Inc. Suite 1750 – 1066 West Hastings St. Vancouver, BC, Canada V6E 3X1 Tel: 604-669-9397 Fax: 604-669-9387

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP WON AUCTION TO ACQUIRE THE ZHONGHE SILVER PROJECT IN LUONING COUNTY, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – January 21, 2021 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX/NYSE American: SVM) announces that its subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”), won an online auction to acquire the exploration rights to the Zhonghe Silver Project (the “Zhonghe Project”) from the Henan provincial government. The auction was held on December 17, 2020 and following a public comment period, the Company received confirmation of its successful bid. The Zhonghe Project covers an area of 4.96 square kilometres (“km”) approximately 50 km (75 km by road) northeast of Silvercorp’s Ying Mining District, also located in Luoning County.

Silver-lead-zinc mineralization at the Zhonghe Project is similar to that found at the SGX Mine in the Ying Mining District (i.e., massive galena lenses in structural veins). Highlights of selected drill intercepts include:

  Hole ZK2602 intercepted 3.55 metres (“m”) from 145.53 m grading 876 grams per ton (“g/t”) silver (“Ag”), 25.25% lead (“Pb”), and 15.39% zinc (“Zn”);

  Hole ZK806 intercepted 1.95 m from 513.95 m, grading 1,592 g/t Ag, 12.33% Pb and 3.45% Zn;

  Hole ZK804 intercepted 1.71 m from 275.54 m, grading 955 g/t Ag, 14.30% Pb and 10.82% Zn.

  Hole ZK1104 intercepted 1.36 m from 283.16 m, grading 1,383 g/t Ag, 29.92% Pb, and 5.08% Zn; and

  Hole ZK4204 intercepted 1.63 m from 570.98 m, grading 1,446 g/t Ag, 1.39% Pb, and 4.0% Zn;

The Company will utilize Henan Found’s existing management team at the Ying Mining District to manage the future development of Zhonghe. As the largest taxpayer in Luoning County, Henan Found has established a good working relationship with the Luoning government, has an excellent reputation within the local community, and intends to bring in the local government and community as 8% - 10% partners on the project. The Company expects full support from the local government and community in the future, converting the exploration right to a mining license and developing operations at the Zhonghe Project.

The Zhonghe Project

The exploration right comprising the Zhonghe Project is located in Dongshong Township of Luoning County and covers an area of 4.9 km2, being approximately 1.1 km wide (east-west) by 4.9 km long (north-south). From March 2016 to August 2019, the Department of Natural Resources of Henan Province completed 3,213 m3 of trenching and 36,091 m of diamond drilling in 54 diamond drill holes that defined silver-lead-zinc vein structures extending over 4.9 km long, and from surface at 640 m elevation down to minus 450 m elevation, dipping to the west at an average of 70 degrees.

Based on the drill grid spacing of 175 m to 223 m along strike and 162 m to 272 m down dip, mineral resources for silver, lead and zinc estimated using Chinese standards (not NI 43-101 compliant) were calculated by the No 1 Institute of Geological and Mineral Resource Survey in Henan Province in 2019, and published on the auction website.

Twenty-three drill holes intercepted significant silver grades listed in the table below.

Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
ZK006	614.75	618.21	3.46	1.84	475.25	7.85	6.21
ZK1104	283.16	284.52	1.36	0.91	1383.00	29.92	5.08
ZK1206	278.20	280.10	1.90	1.17	287.00	9.83	4.90
ZK1604	331.93	333.08	1.15	0.57	228.00	21.66	17.53
ZK2006	407.93	409.56	1.63	0.83	395.00	0.31	0.59
ZK2204	308.22	311.06	2.84	1.33	223.77	3.80	8.36
ZK2602	145.53	149.08	3.55	1.88	875.68	25.35	15.39
ZK2606	430.50	431.79	1.29	0.58	304.00	3.05	2.72
ZK2701	25.68	26.50	0.82	0.45	385.00	0.56	2.45
ZK2702	404.20	405.81	1.61	0.60	376.00	0.68	0.85
ZK2702	693.25	694.84	1.59	0.93	475.00	3.41	6.28
ZK2703	475.98	477.38	1.40	0.93	239.00	2.07	4.51
ZK306	334.69	336.76	2.07	1.67	264.00	0.63	6.20
ZK3102	82.03	83.97	1.94	0.60	342.00	3.19	1.52
ZK3204	426.53	429.34	2.81	1.77	202.00	4.21	2.31
ZK3904	470.30	472.19	1.89	0.66	231.00	1.70	2.25
ZK3906	736.98	737.88	0.90	0.26	405.00	0.65	0.76
ZK404	188.57	189.77	1.20	0.84	822.00	2.12	10.15
ZK4204	570.98	572.61	1.63	0.86	1446.00	1.39	4.00
ZK4306	545.46	547.20	1.74	0.58	400.00	0.23	1.90
ZK4308	771.60	773.14	1.54	0.51	354.00	1.14	2.88
ZK804	275.54	277.25	1.71	1.27	955.00	14.30	10.82
ZK806	513.95	515.90	1.95	1.29	1592.00	12.33	3.45

Auction Results and Payment Details

  The reserve price for the Zhonghe Project Exploration Permit was RMB 485 million per the auction notice posted by the Department of Natural Resource of Henan Province. The final winning bid submitted by the Company was RMB 495 million, or approximately US$76 million.

  The Company will enter into a mineral rights transfer contract with the Department of Natural Resources of Henan Province and will make a first payment of approximately US$15.2 million, once the project area is cleared by the authorities as a non-military area.
  The first payment represents 20% of the purchase price.

  The remaining 80% of the purchase price is due only in the event the exploration right is converted into a mining license and shall be paid annually over the duration of the mining license.

  When the exploration right is converted to a mining license, no additional mineral rights transfer payments will be required to be paid (according to Article 16 of The Interim Measures for the Administration of Fee Collection of the Transfer of Mining Rights by Government).

Future Exploration and Development Plans

Based on China's regulations on issuing mining licenses, one requirement is that this project will need to be advanced to “exploration stage”, that is, at least 50% of the resource estimates shall be defined by a drilling grid averaging no greater than 75 m by 75 m. For 50% of the area of mineralization (4 km long by 1 km wide) at the Zhonghe Project to reach a drilling grid of 75 m by 75 m from its current stage, it is estimated 200,000 m in 350 holes will need to be drilled. The Company plans to initiate a drilling campaign in the first quarter of 2021 that will be completed by 2022.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397

Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any forward-looking statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: future profitability, growth, acquisitions and shareholder returns, and potential future offerings of Securities.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, social and economic impacts of COVID-19; risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws, as well as those risks and uncertainties discussed in the Company’s corresponding MD&A and other public filings of the Company. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements.

The Company’s forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of NI 43 101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. Securities laws. NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.